
07008313

SECU SSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51271 |


SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2007
185 SECTION

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ePLANNING Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3721 Douglas Blvd., Suite 200
(No. and Street)

Roseville, (City) CA (State) 95661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Kinkade (415) 453-4132
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

3100 Zinfandel Drive, 5th Floor, (Address) Rancho Cordova, (City) CA (State) 95670 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Clifford N. Gamble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ePLANNING Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & CEO
Title

Notary Certificate Attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report [struck-through text] on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JURAT

State of California
County of Placer } SS.

Subscribed and sworn to (or affirmed) before me on this 24th day of September, 2007, by Clifford Gamble (Signer), personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


SARAH M. STORM
COMM. # 1732208
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
MY COMM. EXP. MAR. 18, 2011

NOTARY'S SIGNATURE

## OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

### CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☒ CORPORATE OFFICER
  President + CEO
  TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ SUBSCRIBING WITNESS
- ☐ OTHER: ______

### ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:

NAME OF PERSON(S) OR ENTITY(IES)

### DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

3, including Jurat
NUMBER OF PAGES

June 30, 2007
DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER


Top of thumbprint here

## ePLANNING Securities, Inc.

***Table of Contents***

***June 30, 2007***

# INDEPENDENT AUDITOR'S REPORT

To the Stockholder
**ePLANNING Securities, Inc.**

We have audited the accompanying statement of financial condition of ***ePLANNING Securities, Inc.***, as of June 30, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year the ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***ePLANNING Securities, Inc.***, as of June 30, 2007, and the results of its operations and its cash flows for the year the ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Sacramento, California
September 26, 2007

# ePLANNING Securities, Inc.

***Statement of Financial Condition***

| *June 30,* | | *2007* |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1,275,355 |
| Commissions receivable | | 557,616 |
| Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $73,605 | | 88,869 |
| Deposit with clearing organization | | 151,040 |
| Due from wholly-owned subsidiary of the Parent Company | | 16,220 |
| Deferred income taxes | | 208,876 |
| Other assets | | 125,315 |
| Total assets | $ | 2,423,291 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued liabilities | $ | 1,070,311 |
| Dividends payable to Parent Company | | 30,000 |
| Due to a wholly-owned subsidiary of the Company's Parent | | 9,447 |
| Total liabilities | | 1,109,758 |
| **Stockholder's Equity** | | |
| Common stock – no par value; authorized 1,000,000 shares; outstanding 1,000 shares | | 1,000 |
| Additional paid-in capital | | 2,519,296 |
| Accumulated deficit | | (1,206,763) |
| Total stockholder's equity | | 1,313,533 |
| Total liabilities and stockholder's equity | $ | 2,423,291 |

## ePLANNING Securities, Inc.

***Statement of Operations***

| *For the Year Ended June 30,* | | *2007* |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ | 14,021,719 |
| Fee income | | 1,159,067 |
| Other | | 865,931 |
| Total revenue | | 16,046,717 |
| **COST OF REVENUES:** | | |
| Commissions | | 12,708,127 |
| Clearance and exchange fees | | 248,989 |
| Marketing seminar expense | | 114,407 |
| Total cost of revenues | | 13,071,523 |
| Gross profit | | 2,975,194 |
| **OPERATING EXPENSES:** | | |
| Employee compensation and benefits | | 1,562,969 |
| Communications | | 79,408 |
| Occupancy expenses | | 141,916 |
| Compliance and regulatory fees | | 372,953 |
| Office and administration | | 512,943 |
| Professional services and other | | 177,473 |
| Total expenses | | 2,847,662 |
| **Income before Income Taxes** | | 127,532 |
| Income tax provision | | (146,635) |
| **Net Loss** | $ | (19,103) |

# ePLANNING Securities, Inc.

## *Statement of Changes in Stockholder's Equity*

### *For the Year Ended June 30, 2007*

| | Common Stock | Additional Paid in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| **Ended Balance, July 31, 2006** | $ 1,000 | $ 2,220,805 | $ (1,112,660) | $ 1,109,145 |
| Stock-Based Compensation | - | 298,491 | - | 298,491 |
| Dividends | - | - | (75,000) | (75,000) |
| Net Loss | - | - | (19,103) | (19,103) |
| **Ended Balance, July 31, 2007** | $ 1,000 | $ 2,519,296 | $ (1,206,763) | $ 1,313,533 |

# ePLANNING Securities, Inc.

*Statement of Cash Flows*

| *For the Year Ended June 30,* | | *2007* |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net loss | $ | (19,103) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 27,869 |
| Stock-based compensation expense | | 298,491 |
| Deferred tax provision | | 152,435 |
| Effect on cash of changes in operating accounts: | | |
| Deposit with clearing organization | | (50,632) |
| Other assets | | (30,145) |
| Commissions receivable | | (287,945) |
| Accounts payable and accrued liabilities | | 523,169 |
| Due to a wholly-owned subsidiary of the Company's Parent | | (12,116) |
| Net cash provided by operating activities | | 602,023 |
| Cash used in investing activities | | |
| Purchase of equipment and leasehold improvements | | (52,315) |
| Net cash used in investing activities | | (52,315) |
| Cash provided by financing activities | | |
| Dividend paid to stockholder | | (180,000) |
| Net cash used in financing activities | | (180,000) |
| **Net Increase in Cash** | | 369,708 |
| **Cash, Beginning of Period** | | 905,647 |
| **Cash, End of Period** | $ | 1,275,355 |
| **Supplemental Information** | | |
| Income taxes paid | $ | 3,819 |

## 1. ORGANIZATION:

ePLANNING Securities, Inc. (the Company) was incorporated under the laws of the State of California on August 6, 1998. In November 1998, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15(B) of the Securities Exchange Act of 1934. On February 12, 1999, the Company became a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of ePLANNING, Inc. (the Parent).

The Company is engaged in a single line of business as a broker-dealer of investment instruments. The Company earns commissions for trades of third party mutual funds, variable insurance products, private placement securities, and publicly traded securities through registered representatives. Trades of publicly traded securities are executed on behalf of customers and are processed by a clearing organization on a fully disclosed basis. The Company also earns fees, primarily for services provided in connection with private placements of securities.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

***Cash***. For purposes of reporting cash flows, the Company defines "cash" as cash and cash investments with maturities of three months or less when purchased. At June 30, 2007, the Company had cash deposits with financial institutions which exceeded federally insured limits.

***Commissions Receivable***. Commissions receivable are stated at the amount management expects to collect from outstanding balances after bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable. There was an allowance for doubtful accounts of $36,000 at June 30, 2007.

***Equipment and Leasehold Improvements.*** Equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives. Equipment is depreciated on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvements or the term of the lease.

***Revenue Recognition.*** Commission income and related commission expense on insurance and annuity products are recorded on policy issuance dates, based on information provided by insurance carriers. Commission income and related commission expense and clearing expense related to transactions of publicly traded securities are recorded on a trade date basis. Commissions and fees received in connection with private placement security sales are deferred until minimum funding requirements of the transaction have been met and no contingencies remain that could require refund of fees received.

***Advertising Expense.*** The Company records advertising as an expense when incurred. For the year ended June 30, 2007, advertising expense amounted to $10,572.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*):**

***Income Taxes.*** The Company is a member of a group that files a consolidated return with the Company's Parent. Under an intercompany tax sharing agreement, the Company's practice is to account for income taxes on a stand-alone basis. As such, the income tax amounts in the financial statement represent intercompany transactions with the Parent. The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The principal temporary differences resulting in the net deferred tax assets are stock option expenses, accrued vacation, and net operating losses and alternative minimum tax credits carried forward to future years. Assessment is made of the likelihood of realization of deferred tax assets and, if impairment is more likely than not, an allowance to reduce deferred tax assets is provided.

***Use of Estimates.*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

***Stock Options.*** As described in more detail in Note 12, the Company's Parent (a privately held company) has issued stock options to the Company's officers, employees, and the Company's registered representatives, which are independent contactors. Under generally accepted accounting principles, the Company accounts in its financial statements for compensation related to options issued by its Parent to parties that provide services to the Company. To the extent that stock based compensation is recognized, an increase in additional paid-in capital is recognized in a corresponding amount.

The Company follows the provisions of SFAS No. 123(R) *Share-Based Payments (as amended).* SFAS No. 123(R) requires stock options to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation to employees is measured at grant date, based on the estimated fair value of the award. The measurement date for compensation in the form of stock options awarded to independent contractors is upon completion of the requisite services (i.e., upon vesting of the options which occurs monthly over the vesting period).

Upon adoption of SFAS No. 123(R) during the eleven-month period ended June 30, 2006, the Company elected to use the modified prospective method of adoption, under which the compensation cost recognized beginning August 1, 2005 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of August 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all equity incentive awards granted subsequent to August 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

## 3. DEPOSIT WITH CLEARING ORGANIZATION:

The deposit with the clearing organization was maintained in a proprietary account (PAIB account) pursuant to a written agreement between the Company as the introducing broker-dealer and the clearing organization as the clearing broker-dealer. Under the agreement the clearing broker-dealer agrees to perform a computation for PAIB assets in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 and the modification and exclusions set forth in the SEC PAIB no-action letter dated November 3, 1998. Therefore, the deposit is treated as an allowable asset in the computation of net capital under the SEC Rule 15c3-1.

The clearing broker-dealer has a security interest in assets of the PAIB account of the Company.

## 4. PROVISION FOR INCOME TAXES:

The provision for income taxes for the year ended June 30, 2007 consists of the following:

| | | |
|---|---|---|
| Current taxes payable: | | |
| Federal | $ | 146,922 |
| State | | 38,092 |
| Less tax benefit of net operating loss carry forward used to reduce taxes payable | | (190,814) |
| Current tax provision | | (5,800) |
| Deferred tax provision (benefit): | | |
| Federal | | 119,492 |
| State | | 32,943 |
| (Reduction of) increase in allowance against deferred tax assets | | - |
| Deferred tax benefit | | 152,435 |
| Income tax provision (benefit) | $ | 146,635 |

The Company's total deferred tax assets and liabilities are as follows:

| | | |
|---|---|---|
| Federal: | | |
| Deferred tax assets | $ | 279,981 |
| Deferred tax liabilities | | (2,946) |
| Net federal deferred tax liabilities | | 277,035 |
| State: | | |
| Deferred tax assets | | 60,005 |
| Deferred tax liabilities | | - |
| Net state deferred tax assets | | 60,005 |
| | | 337,040 |
| Less allowance | | (128,164) |
| Net deferred tax assets | $ | 208,876 |

**4. PROVISION FOR INCOME TAXES *(continued)*:**

For income tax purposes there is a net operating loss carryforward as of June 30, 2007 of approximately $398,000 for federal tax purposes that expires in 2022 and $222,000 for California tax purposes that expires in 2012. The Company also has an Alternative Minimum Tax credit carryforward of approximately $10,000 that is available, without expiration, to offset future regular tax liabilities. An allowance against deferred tax assets has been provided at June 30, 2007 in the amount of approximately $128,000 related to deferred taxes on compensation recognized for stock options that management believes may not be exercised and, accordingly, the Company may not realize the deferred tax assets. The allowance against deferred tax assets at June 30, 2007 was increased by $96,029 from the amount at June 30, 2006.

The effective tax rate is more than the applicable statutory federal tax rate largely because of an increase in the allowance against deferred tax assets related to stock options issued during the year ended June 30, 2007.

**5. RELATED PARTY TRANSACTIONS:**

The Company provided administrative services to the Parent without charge. The Company also provided personnel, communication, and administrative services to ePLANNING Advisors, Inc. (a wholly-owned subsidiary of the Parent), for which the Company charged a management fee of $158,400 for the year ended June 30, 2007.

The Company received commission income of approximately $1,513,716 during the year ended June 30, 2007, from entities controlled by a shareholder of the Company's Parent.

**6. NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined.

At June 30, 2007, the Company's net capital under the Securities and Exchange Uniform Net Capital Rule (15c3-1) was $772,831, which was $701,222 in excess of the required minimum net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At June 30, 2007, the Company's aggregate indebtedness to net capital ratio was 1.39 to 1.

**7. EXEMPTION FROM SEC RULE 15c3-3:**

Management believes that the Company has complied with provisions for exemption from certain provisions of SEC Rule 15c3-3 during the year ended June 30, 2007. The Company clears all of its securities transactions through a clearing broker-dealer on a fully disclosed basis, and holds no customer funds or securities. On October 23, 2006, The Company began using National Financial Services LLC as its clearing broker-dealer. Prior to that date, the Company used Bear Sterns Securities Corporation. Accordingly, it is exempt under regulation 15c3-3 section (k)(2)(ii) from reserve requirements and certain other reporting requirements under SEC Rule 15c3-3.

**8. CONCENTRATION:**

One affiliated group of registered representatives accounted for approximately 29% of commission income during the year ended June 30, 2007.

**9. LEASE COMMITMENT:**

The Company has an operating lease on its office facility expiring in November 2010. The Company holds options to extend the lease for an additional five-year term. In addition, the Company is leasing additional office space on a short-term basis. The Company also leases office equipment under agreements expiring in May 2011 and June 2012. Total rent expense on the office leases (including accruals to recognize minimum rents on a straight-line basis over the term of the lease) amounted to $137,073 for the year ended June 30, 2007. Total equipment rental expense on the office equipment leases amounted to $4,019 for the year ended June 30, 2007. Future annual minimum rental payments required under the leases as of June 30, 2007 are as follows:

| Year Ending June 30, | | |
|---|---|---|
| 2008 | $ | 145,868 |
| 2009 | | 128,977 |
| 2010 | | 132,534 |
| 2011 | | 56,766 |
| 2012 | | 7,034 |
| Thereafter | | - |
| | $ | 471,179 |

**10. COMMITMENT AND CONTINGENCIES:**

The Company has certain asserted and unasserted claims arising in the normal course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's financial position.

In connection with its agreement with its clearing broker-dealer, the Company is responsible for unsecured negative account balances of the Company's customers with the clearing broker-dealer. At June 30, 2007, unsecured negative customer account balances were immaterial.

**11. RETIREMENT PLAN:**

The Company has a 401(k) profit sharing plan that covers substantially all employees. Under the plan, the employer provides 401(k) matching contributions to the plan. Employer matching contributions were $38,096 for the year ended June 30, 2007.

## 12. STOCK OPTIONS:

In October 2000, ePlanning, Inc.'s (the Company's "Parent") stockholders approved the adoption of its 2000 Stock Incentive Plan (the "Plan") for the Parent. The Plan provides for the granting of stock options to officers, directors or employees of the Parent or the Company. Also the Plan provides for the granting of stock options to independent contractors who provide services to the Parent or the Company. Under the Plan, the exercise price of stock options must be no less than the fair market value of the Parent's common stock on the option grant date. A total of 3,500,000 shares of the Parent's common stock is reserved for issuance under the plan. The options generally vest with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting commencement date. The remaining 75% of options granted generally vest on an equal monthly basis over a three-year period when the optionees complete each month of continuous service after the date the first 25% of the options vest. The term of stock options outstanding is generally 10 years.

The Parent has also issued additional stock options on behalf of the Company to the Company's chief executive officer (the "Executive Options") and to registered representatives. The exercise price of the additional stock options is equal to the estimated fair market value of the Parent's common stock on the option grant dates (date approved by the Board of Directors) or, in some cases, at the estimated fair value at dates specified in the grant award that occurred prior to final Board approval. Certain options issued outside of the Plan were fully vested when granted while others vest over a specified period of, generally, three years from the grant date. The additional options are exercisable for a period of ten years from the date of grant or earlier date specified in the grant award. The terms of the Executive Options provide that the Executive may exercise the options with a note payable to the Parent secured by the stock acquired in the option exercise.

The Company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award. Deferred tax assets are provided for the future deductibility of nonqualified stock options. Upon exercise, cancellation, or expiration of stock options, deferred tax assets for options with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each vesting period was a separate award.

Share-based compensation recognized for the period ended June 30, 2007 was determined using the Black-Scholes option pricing model for estimating fair value of options on the measurement dates. Option valuation models were developed for use in estimating the deemed fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the volatility of the issuers stock and the expected life of the option. Because the Parent's stock options have characteristics significantly different from those of traded options and because changes in subjective input assumptions can materially affect the deemed fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its Parent's stock option. The estimates of fair value made using the pricing model could vary significantly from amounts of actual transactions in the Parent's common stock.

## 12. STOCK OPTIONS (*continued*):

The following table summarizes the compensation included in the financial statements related to share-based options.

| | | |
|---|---|---|
| Cost of revenues - Commissions | $ | 189,863 |
| Employee compensation and benefits | | 108,628 |
| Share based compensation effect on income before taxes | | 298,491 |
| Deferred tax asset recognized | | (31,874) |
| Share based compensation effect on net income | $ | 266,617 |

Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS No. 123(R). In accordance with SFAS No. 123(R), the Company determines share-based compensation annually as the greater of (1) compensation adjusted for changes to the estimate of expected equity award forfeitures or (2) compensation associated with vested options. During 2007, the stock option compensation associated with vested options exceeded compensation reduced by expected forfeitures. Accordingly, forfeiture adjustments had no effect on compensation expense.

Under the provisions of SFAS No. 123(R), $298,491 has been recorded as a credit to additional paid in capital in connection with stock option compensation during the year ended June 30, 2007. No tax benefit was realized during the period ended June 30, 2007 for tax deductions from exercise of nonqualified stock options as none were exercised. As of June 30, 2007, there was $339,328 of total unrecognized compensation costs related to stock options granted by the Company. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.7 years.

**12. STOCK OPTIONS (*continued*):**

The weighted average estimated values of stock option grants outstanding at June 30, 2007, as well as the weighted average assumptions that were used in calculating such estimated values, were based on estimates at the date of grant as follows. No stock options were issued in the year ended June 30, 2006; accordingly, the assumptions for that time period are not applicable to the determination of compensation.

| | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| Dividend Yield | 0.0% | N/A | 0.0% | 0.0% | 0.0% | 0.0% |
| Risk-free interest rates | 4.2% | N/A | 3.5% | 3.7% | 4.4% | 5.4% |
| Volatility | 31.4% | N/A | 26.0% | 26.0% | 26.0% | 26.0% |
| Expected option term (years) | 10 | N/A | 10 | 10 | 10 | 10 |

| Weighted-Average Fair Value of Options Granted During the Year | |
|---|---|
| 2002 | $0.127 |
| 2003 | $0.117 |
| 2004 | $0.112 |
| 2005 | $0.110 |
| 2006 | N/A |
| 2007 | $0.458 |

Expected volatility is based on management's estimate using comparable industry information.

## 12. STOCK OPTIONS (*continued*):

Options outstanding that have vested and are expected to vest as of as of June 30, 2007 are as follows:

| | Options Outstanding | | |
|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term |
| Vested | $ 4,055,627 | $ 0.28 | 4.0 |
| Expected to Vest | 633,842 | 0.58 | 8.7 |
| Total | $ 4,689,469 | $ 0.32 | 5.8 |

Options with an aggregate fair value at the measurement dates (i.e., date of grant for options to employees and date of completion of requisite service for options to independent contractors) of $298,491 completed vesting during the year ended June 30, 2007.

Additional information with respect to stock option activity is as follows:

| | Stock Options | |
|---|---|---|
| | Shares | Weighted Average Exercise Price |
| Outstanding , as of July 31, 2006 | 3,552,953 | $ 0.26 |
| Granted | 1,136,515 | 0.32 |
| Forfeited | - | - |
| Exercised | - | - |
| Outstanding , as of June 30, 2007 | 4,689,468 | $ 0.32 |
| Options exercisable as of June 30, 2007 | 4,055,627 | $ 0.28 |

The options expire between 2010 and2017. The weighted-average remaining contractual life of the options outstanding at June 30, 2007 is 5.8 years.

# SUPPLEMENTAL SCHEDULES

## *Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission*

**NET CAPITAL:**

| | | |
|---|---|---|
| Total stockholder's equity | | $ 1,313,533 |
| Deductions and/or charges: | | |
| Non-allowable assets | $ 503,237 | |
| Other deductions and/or charges | 37,465 | 540,702 |
| Net capital | | $ 772,831 |

**Reconciliation to FOCUS Report**

Net capital in this schedule is different from that shown in the Financial and Operational Combined Uniform Single (Focus) Report as of June 30, 2007 as the result of the following adjustments made during the audit of the financial statements. Adjustments that affected net income are shown as changes to capital in the table below to reflect after net income was closed to retained earnings:

| | Capital | Deductions | Net Capital |
|---|---|---|---|
| Amounts reported on the June 30, 2007 FOCUS Report | $ 1,333,959 | $ (570,747) | $ 763,212 |
| Adjustments for changes to recorded amounts: | | | |
| Income tax benefit (provision), including reversal of allowance on deferred tax assets: | | | |
| Current tax expense | 9,619 | | 9,619 |
| Deferred tax benefit | (30,045) | 30,045 | - |
| Stock option compensation: | | | |
| Additional paid-in capital related to vested stock options | 178,637 | | 178,637 |
| Additional stock option expense | (178,637) | | (178,637) |
| Adjusted Net Capital, June 30, 2007 | $ 1,313,533 | $ (540,702) | $ 772,831 |

***Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission***

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:**

| | | |
|---|---|---|
| Minimum net capital required | $ | 71,609 |
| Minimum dollar requirement | $ | 50,000 |
| Net capital required | $ | 71,609 |
| Excess net capital | $ | 701,222 |
| Excess net capital at 1000% of aggregate indebtedness | $ | 615,417 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS:**

| | | |
|---|---|---|
| Total allowable liabilities from statement of financial condition | $ | 1,109,758 |
| Total aggregate indebtedness | $ | 1,074,141 |
| Percentage of aggregate indebtedness to net capital | | 139% |

**Reconciliation to FOCUS Report**

**Reconciliation to FOCUS Report**

Total allowable liabilities in this schedule are different from that shown in the Financial and Operational Combined Uniform Single (Focus) Report as of June 30, 2007 as the result of the following adjustments made during the audit of the financial statements:

| | | |
|---|---|---|
| Adjustments: | | |
| Taxes payable | | (9,619) |
| Adjusted total allowable liabilities, June 30, 2007 | $ | 1,074,141 |

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company cleared its securities transactions through Bear Stearns Securities Corporation (SEC # 8-43724) until October 22, 2006. On October 23, 2006, the Company began clearing all of its securities transactions through National Financial Services LLC (SEC #08-026740).

Information for possession or control requirements under Rule 15c3-3 is not applicable.

# REPORT ON INTERNAL CONTROL

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
**ePLANNING Securities, Inc.**

In planning and performing our audit of the financial statements and supplemental schedules of ***ePLANNING Securities, Inc*** (the Company), as of and for the year ended June 30, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Sacramento, California
September 26, 2007

END